CONFIDENTIAL TREATMENT REQUESTED BY
                                                 THE BEAR STEARNS COMPANIES INC.
                                                                       BSC--0002

CERTAIN INFORMATION IN THIS LETTER HAS BEEN OMITTED AND FILED SEPARATELY WITH THE DIVISION OF CORPORATION FINANCE. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED BY [* * *].

                                                                   June 29, 2006

Mr. Donald A. Walker
Senior Assistant Chief Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:   The Bear Stearns Companies Inc.
      Form 10-K filed February 13, 2006
      File No. 1-8989

Dear Mr. Walker:

This letter is in response to your letter dated May 30, 2006 regarding the aforementioned filing of The Bear Stearns Companies Inc. (together with its consolidated subsidiaries, the "Company" or "Bear Stearns"). Our responses repeat the captions and comments contained in your letter of May 30, 2006.

As you requested in your letter dated May 30, 2006 we acknowledge the following:

      o We are responsible for the adequacy and accuracy of the disclosure in our filings;

      o The staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

      o We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                             CONFIDENTIAL TREATMENT REQUESTED BY
                                                 THE BEAR STEARNS COMPANIES INC.
                                                                       BSC--0002


Donald A. Walker
United States Securities and Exchange Commission


FORM 10-K FOR THE FISCAL YEAR ENDED NOVEMBER 30, 2005
-----------------------------------------------------

Consolidated Financial Statements
---------------------------------

Consolidated Statements of Income, page 77
------------------------------------------

1. It appears that your statement of income presentation is not consistent with the provisions of Rule 5-03 of Regulation S-X as a result of the following:

      o you do not report costs and expenses applicable to revenues separately;

      o     you do not report operating and non-operating income separately;

      o     you do not report operating and non-operating expenses separately;
            and

      o     you report interest expense as a component of net revenues.

      Please tell us how you have determined that your statements of income comply with Rule 5-03 of Regulation S-X.

Bear Stearns Response:

We believe that Rule 5-03 focuses on a traditional income statement presentation for a manufacturing type entity. Article 5 provides financial statement guidance for "Commercial and Industrial Companies" which is defined to be all entities except for registered investment companies (Rule 6-01 to Rule 6-10), employee stock purchase, savings and similar plans (Rule 6A-01 to Rule 6A-05), insurance companies (Rule 7-01 to Rule 7-05), bank holding companies and banks (Rule 9-01 to Rule 9-07), and brokers and dealers when filing Form X-17A-5 (Rule 17A-5 and Rule 17A-10 under the Securities Exchange Act of 1934). We believe that our income statement presentation is consistent with that of brokers and dealers in securities under Rule 17A-5 and that all applicable account descriptions of Rule 5-03 appear on the face of the company's statement of income. Our statement of income account descriptions are substantially consistent with the account descriptions identified in the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities. In addition, our statement of income presentation is substantially consistent with our investment banking industry peers and selected global financial services companies with significant broker dealer activities.

We breakout revenue into the following line items: commissions, principal transactions, investment banking, interest and dividends, and asset management and other income. An interest expense line is presented separately below the total revenues line to arrive at revenues, net of interest expense (net revenues). We believe that presenting revenues net

                                             CONFIDENTIAL TREATMENT REQUESTED BY
                                                 THE BEAR STEARNS COMPANIES INC.
                                                                       BSC--0002


Donald A. Walker
United States Securities and Exchange Commission

of interest expense reflects the direct financing cost of carrying the inventory and other interest generating asset positions that yield our revenues. This presentation is consistent with the net interest margin presentation required for bank holding companies under Rule 9-04. Our revenue breakout is based on how we manage and view the business, how we believe analysts that use our financial statements view and evaluate the business, and is consistent with how our primary competitors classify and present revenues and net revenues.

We breakout non-interest expenses into the following line items: employee compensation and benefits, floor brokerage, exchange and clearance fees, communications and technology, occupancy, advertising and market development, professional fees and other expenses. We believe that our presentation of expenses in the statement of income reflects the nature of our business and is consistent with account descriptions identified in the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities. Consistent with our presentation of revenues, our presentation of non-interest expenses is based on how we manage and view the business, how we believe analysts that use our financial statements view and evaluate the business, and is consistent with how our primary competitors classify non-interest expenses.

We do not believe that the Company has non-operating income or non-operating expenses as defined under Rule 5-03. All amounts earned from dividends, interest on securities and profits and losses on securities are included in the applicable revenue line items. We do not have material miscellaneous other income or income deductions. Within the MD&A section of the 10-K we provide a detailed analysis of revenue components and our operating expenses. We believe the users of our financial statements focus primarily on the following income statement metrics: net revenues, compensation to net revenue ratio and pre-tax profit margin. We believe users also rely on comparability among our peers and the trends of the comparable line items.

Below is a table listing the key account descriptions reflected in Rule 5-03 of Regulation S-X and whether the account has been shown separately in the Company's statement of income.


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

                                             CONFIDENTIAL TREATMENT REQUESTED BY
                                                 THE BEAR STEARNS COMPANIES INC.
                                                                       BSC--0002


Donald A. Walker
United States Securities and Exchange Commission

---------------------------------------------------------------------------------------------------------------
                                                      Account
                                                    Description
                   Account Description              Included in                     Comment
                                                     Statement
                                                     of Income
---------------------------------------------------------------------------------------------------------------
 Net sales and gross revenues
                                                        Yes       Gross revenues and revenues, net of
                                                                  interest expense are included. Net sales
                                                                  (gross sales less discounts, returns,
                                                                  allowances) are not applicable.
---------------------------------------------------------------------------------------------------------------
 Costs and expenses applicable to sales and             N/A       Costs and expenses applicable to revenues
 revenues                                                         are included in "non-interest" expenses.

---------------------------------------------------------------------------------------------------------------
 Other operating costs and expenses                     Yes       All operating expenses are included within
                                                                  the caption "non-interest expenses".
---------------------------------------------------------------------------------------------------------------
 Selling, general and administrative expenses           N/A       S,G&A expenses are included within
                                                                  non-interest expenses but not grouped
                                                                  separately. We are not aware of any
                                                                  financial services firms that present S,G&A
                                                                  expenses separately on the statement of
                                                                  income.
---------------------------------------------------------------------------------------------------------------
 Provision for doubtful accounts and notes              N/A       Substantially all financial assets are
                                                                  carried at fair value or amounts that
                                                                  approximate fair value. Provision for
                                                                  doubtful accounts and notes is not material.
---------------------------------------------------------------------------------------------------------------
 Other general expenses                                 N/A       Included within non-interest expenses but
                                                                  not grouped separately.
---------------------------------------------------------------------------------------------------------------
 Non-operating income                                   N/A       We do not have non-operating income.

---------------------------------------------------------------------------------------------------------------
 Interest and amortization of debt discount and         Yes
 expense

---------------------------------------------------------------------------------------------------------------
 Non-operating expenses                                 N/A       We do not have non-operating expenses.

---------------------------------------------------------------------------------------------------------------
 Income or loss before income tax expense               Yes

---------------------------------------------------------------------------------------------------------------
 Income tax expense                                     Yes
---------------------------------------------------------------------------------------------------------------


2. As a related matter, we believe that costs and expenses applicable to revenues should include both direct and indirect costs. It appears from your statements of income on page 77 that your non-interest expenses include both components of selling, general and administrative expenses ("SG&A") and costs of providing services to customers. Please tell us:

      o whether your reporting systems enable you to compile and determine the overhead costs allocated to costs of services separately from SG&A; and

      o how your systems ability (or inability) to provide this information on a timely and accurate basis has impacted your income statement presentation and compliance with Rule 5-03 of Regulation S-X.

                                             CONFIDENTIAL TREATMENT REQUESTED BY
                                                 THE BEAR STEARNS COMPANIES INC.
                                                                       BSC--0002


Donald A. Walker
United States Securities and Exchange Commission

Bear Stearns Response:

The nature of our business is such that all expenses are considered to be operating expenses. We believe that our presentation of expenses in the statement of income reflects the nature of our business and is consistent with account descriptions identified in the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities.

The Company includes SG&A type expenses under the caption "Non-Interest Expenses". We understand that presentation of an SG&A caption in the statement of income is predominant in certain other industries. We are not aware of any financial services firms that present SG&A expenses in a separate caption on the statement of income. Given the integrated nature of our business, it is not practical to track costs separately for each revenue stream. All non-interest costs are viewed collectively as operating costs.

Our income statement presentation has been driven by all relevant accounting guidance, industry practice, how the Company's chief operating decision makers evaluate the financial performance of the Company, and what the Company believes to be the most meaningful presentation to users of the financial statements rather than any systems limitation.

3. Please tell us how you considered the guidance in paragraphs 78-89 of FASB Concept Statement Number 6 as well as SAB Topics 5B and 11B in determining the format of your income statement as presented on page 77.

Bear Stearns Response:

In addition to our responses contained in Question 1 and 2 above, we believe that our presentation of revenues and expenses is consistent with the guidance in paragraphs 78-89 of FASB Concept Statement No. 6. Specifically, paragraph 88 states that "distinctions between revenues and gains and between expenses and losses in a particular entity depend to a significant extent on the nature of the entity, its operations and its other activities. Items that are revenues for one kind of entity may be gains for another, and items that are expenses for one kind of entity may be losses for another". We believe that we have made the appropriate classifications of revenues, gains, expenses and losses, which is substantially consistent with our industry. The classifications have resulted in a meaningful presentation of the Company's statement of income. In addition, our presentation of revenues and gains and expenses and losses in the statement of income is consistent with account descriptions identified in the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities and with that of other companies in the financial services industry.


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

                                             CONFIDENTIAL TREATMENT REQUESTED BY
                                                 THE BEAR STEARNS COMPANIES INC.
                                                                       BSC--0002


Donald A. Walker
United States Securities and Exchange Commission

SAB Topic 5B pertains to accounting for gain or loss from disposition of revenue producing equipment. As the Company does not have revenue producing equipment, we believe that SAB Topic 5B is not applicable.

SAB Topic 11B pertains to disclosure of depreciation and depletion excluded from the cost of sales line item. As we do not have a cost of sales line item reflected on the statement of income, we believe that SAB Topic 11B is not applicable.

4. As a related matter, we note your disclosure on page 82 that during the quarter ended May 31, 2005, you changed the income statement presentation of certain servicing fees and asset-based retail investor advisory fees. We further note your disclosure that all net servicing fees are included in the investment banking line on the consolidated statements of income. Please tell us the following:

      o     the facts and circumstances which led to the reclassifications;

      o reasons why you believe the current presentation is more appropriate than your previous presentation;

      o which revenue line items within your consolidated statements of income include "net" revenues; and

      o how you considered Rule 5-03 of Regulation S-X and EITF 99-19 in determining that a net revenue presentation was appropriate, where applicable.

Bear Stearns Response:

Prior to the quarter ended May 31, 2005, "other income" appeared as a revenue line item on the Company's statement of income and included asset management and other revenues. During the quarter ended May 31, 2005, this caption was replaced with "asset management and other income" to reflect the increasing significance of our asset management revenues and to be more descriptive. In addition, during the May 2005 quarter, we reclassified asset-based fees related to our private client services ("PCS") business from investment banking to asset management and other income. Historically, asset-based retail investor fees were very small and were included with other fee income in the investment banking line. As this area of our business grew, we concluded that presenting asset management and asset-based retail fees together in the asset management and other income caption was the most meaningful presentation. We also reviewed our peers' presentation of asset management revenues and concluded that these changes were consistent with industry presentation.

In addition, all fee income associated with servicing mortgages, as well as amortization and impairment associated with the Company's mortgage servicing rights ("MSRs"), have been included in the investment banking line on the statement of income. Prior to


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

                                             CONFIDENTIAL TREATMENT REQUESTED BY
                                                 THE BEAR STEARNS COMPANIES INC.
                                                                       BSC--0002


Donald A. Walker
United States Securities and Exchange Commission

the May 2005 quarter, mortgage servicing fees were included in the investment banking line on the statement of income while amortization and impairment, if any, of MSRs were included in the principal transactions line. As the portfolio became more material, we concluded that all MSR related activity should be presented on the same line item and that the most appropriate line item was the investment banking line which also includes advisory fees and other fee income.

We believe this net presentation is consistent with mortgage banking industry practice. EITF 99-19 does not specifically address the net presentation of mortgage servicing fees or of any related fee arrangements. However, the net treatment is consistent with accounting for financial instruments purchased at a premium. Amortization of premiums on financial instruments is presented net of the related interest income or in addition to interest expense. Costs associated with servicing are not netted within revenues but are reflected in the respective captions under non-interest expenses.

In addition to net servicing fees and net interest discussed in Question 1, we record net revenues in the commissions, principal transactions and investment banking line items of the statement of income. For example, realized and unrealized gains and losses on securities trading transactions are recorded net in principal transactions as specified by the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities. In addition, mortgage securitization transactions are recorded net of certain direct costs in principal transactions. These costs may include legal, model review, rating agency and other direct costs associated with the transaction. If the transaction is not closed, the related costs are recorded as operating expenses. Similar costs are netted against successful equity and debt underwriting and merger and advisory fees in the investment banking line item. The netting of these costs is supported by guidance in the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities.

The guidance in EITF 99-19 addresses the treatment of gross versus net revenue presentation and requires an analysis of agent versus principal as a key determinate in whether net presentation is appropriate. Paragraph 4 of EITF 99-19 addresses scope exceptions which include sales of financial assets, lending transactions, and revenue transactions in specialized industries addressed in AICPA accounting and auditing guides. Consequently, EITF 99-19 does not cover the preceding examples.

In our commission line item we net certain commission sharing arrangements where we are acting as agent for another broker. In those arrangements we receive a specified portion of commissions charged for acting as agent and clearing transactions. In those transactions we record the commission net of the amount paid to the introducing broker in accordance with EITF 99-19.

                                             CONFIDENTIAL TREATMENT REQUESTED BY
                                                 THE BEAR STEARNS COMPANIES INC.
                                                                       BSC--0002


Donald A. Walker
United States Securities and Exchange Commission

Note 3, Financial Instruments, page 88
--------------------------------------

5. We note your disclosures on page 89 that you have entered into interest rate swaps as well as currency swap agreements and that you account for these transactions as fair value hedges. For each of your hedging relationships (including any not specifically described in Note 3), please tell us the following so that we may better understand your accounting treatment:

      o the specific terms of each hedged item, including any conversion or call features;

      o     the specific terms of each hedging instrument;

      o     the specific hedged risk you identify in your hedge documentation;

      o the methods you use to assess hedge effectiveness and calculate hedge ineffectiveness for each type of hedge; and

      o how you qualify under paragraph 68 of SFAS 133 to use the shortcut method to assess hedge effectiveness, if applicable.

Bear Stearns Response:

Our FAS 133 hedging is limited to fair value hedges of long-term fixed rate debt and debt host contracts. Our accounting policies require that all hedges be formally designated and documented at the inception of the hedge relationship. We have a FAS 133 system that tracks and monitors each of our hedging relationships. The designated risk being hedged for shortcut hedges must be the benchmark interest rate risk (LIBOR or the foreign currency equivalent of LIBOR) in the issued currency of the debt. Cross currency swaps are not eligible for designation as a shortcut hedge. For hedges that do not qualify for shortcut ("long haul hedges"), we generally designate the risk as either the benchmark interest rate risk in the issued currency or the benchmark interest rate and foreign currency risk. For long haul hedges we use dollar offset evaluated quarterly for retrospective effectiveness testing. We use DV01 ratios of the derivative and the hedged item to evaluate prospective effectiveness. Hedges that fail the effectiveness test are not eligible for hedge accounting and, accordingly, the derivative is marked to market in income without a related mark on the designated risk of the hedged item. The derivatives used to hedge are swaps that closely match the designated risk of the hedged item for long haul hedges. Our hedging objective is to convert our debt to a LIBOR (or foreign currency LIBOR equivalent) basis. With the exception of debt instruments that require bifurcation of an embedded derivative, this is achieved using third party swaps with terms that match exactly or very closely the terms of the hedged debt that was issued and have pay legs that are LIBOR based. For notes that require bifurcation, the swaps used to hedge such notes are receive fixed and pay LIBOR based swaps and are highly effective at matching changes in the benchmark fair value of the bifurcated fixed rate debt host. Callable debt is hedged using third party swaps that have related call features. We do not

                                             CONFIDENTIAL TREATMENT REQUESTED BY
                                                 THE BEAR STEARNS COMPANIES INC.
                                                                       BSC--0002


Donald A. Walker
United States Securities and Exchange Commission

have any convertible debt outstanding.

We closely monitor all hedges designated as shortcut to insure that the provisions of paragraph 68 of FAS 133 are satisfied. In addition to our accounting policies and manual reviews of short cut hedges by accounting personnel, we have automated controls that compare the debt and the interest rate swap for compliance with the criteria in paragraph 68. Debt that is hedged using the shortcut method is plain vanilla fixed rate debt with no unique or unusual features and no embedded derivatives.

Summary of outstanding hedge positions:

                                    [* * *]

6. As a related matter, if you use interest rate swaps to hedge the fair value of your junior subordinated deferrable interest debentures and you use the shortcut method to assess hedge effectiveness, please tell us how you considered the interest rate deferral options in determining that use of the shortcut method was appropriate.

Bear Stearns Response:

We do not use the shortcut method to hedge our junior subordinated deferrable interest debentures.

If you have any questions or require further information, please do not hesitate to contact Jeffrey Farber at (212) 272-6631 or me at (212) 272-4390.

Sincerely,


/s/ Samuel L. Molinaro, Jr.

Samuel L. Molinaro, Jr.
Executive Vice President and Chief Financial Officer